UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

We hereby inform that the Board of Directors of the Company at their meeting held today ie November 22, 2016 have approved the following:

1.	Appointment of Mr. GR Arun Kumar, Chief Financial Officer of the Company as a Whole-Time Director (Additional Director) on the Board of the Company for a period of three years w.e.f. November 22, 2016, subject to approval of the members of the Company at the next General Meeting;

2.	Appointment of Ms. Bhumika Sood, Compliance Officer of the Company as the Company Secretary and KMP of the Company w.e.f. November 22, 2016.

A copy of the release dated November 22, 2016 in this regard is attached as Exhibit 99.1.

Exhibits

Ex-99.1 Release dated November 22, 2016 of Vedanta Limited.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2016

VEDANTA LIMITED

By:	/s/ Tarun Jain
Name:	Tarun Jain
Title:	Whole Time Director